UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Change of ticker symbol on the NYSE Amex

On April 20, 2010, China Metro-Rural Holdings Limited issued a press release announcing that its name and ticker symbol on the NYSE Amex (formerly known as The American Stock Exchange) will be changed from Man Sang International (B.V.I) Limited - “MHJ” to China Metro-Rural Holdings Limited - “CNR,” effective at the opening of trading on April 20, 2010. A copy of the press release is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2010	China Metro-Rural Holdings Limited

	By:	/s/ SIO KAM SENG
SIO Kam Seng
Vice Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated April 20, 2010.